Janus Henderson Group plc

201 Bishopsgate

London, United Kingdom

EC2M3AE

Janus Henderson US (Holdings) Inc.

151 Detroit Street

Denver, CO 80206

January 21, 2025

VIA EDGAR

Division of Corporation Finance
Office of Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Robert Arzonetti

Susan Block

Re:	Janus Henderson Group plc

Janus Henderson US (Holdings) Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 13, 2024

File Nos. 333-283305 and 333-283305-01

Ladies and Gentlemen:

On behalf of Janus Henderson US (Holdings) Inc. (the “Company”), we are submitting this letter to the U.S. Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance, dated December 20, 2024 (the “Comment Letter”), regarding Janus Henderson US (Holdings) Inc.’s Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on December 20, 2024, File Nos. 333-283305 and 333-283305-01 (the “Registration Statement”).

In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and simultaneously is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

January 21, 2025

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in Amendment No. 2. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in Amendment No. 2.

Amendment No. 1 to the Registration Statement on Form S-4

General

1.	We note your response to prior comment 2. Please provide the representations and acknowledgments requested in the transmittal letter and include the Form of Transmittal Letter as an exhibit to the registration statement. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question and Answer 125.13.

Response: In response to the Staff’s comment, the Company has filed as an exhibit to Amendment No. 2 to the Registration Statement the Letter of Transmittal containing the representations and acknowledgments requested.

2.	We note your response to prior comment 3 and that you removed the disclosure regarding the tax consequences of the transaction. Please revise to include disclosure about the tax consequences of the transaction and include an opinion, if applicable, or advise. Refer to Item 3(a)(k) and Item 4(a)(6) of Form S-4 and Section III.B.2. of Staff Legal Bulletin No. 19.

Response: The Company respectfully advises that it believes that the U.S. federal income tax consequences to a holder who exchanges an Outstanding Note for a New Note pursuant to the Exchange Offer are not material to a holder of an Outstanding Note because the treatment of the exchange as a non-taxable event for holders is clear under U.S. federal income tax law and there is no material risk of alternative treatment. Given the absence of any material U.S. federal income tax consequences, the Company believes disclosure of the tax consequences is not required pursuant to Item 4(a)(6) or, in this case, warranted pursuant to Item 3(a)(k), in each case under Form S-4. Further, because the Registration Statement will not include a representation as to the immaterial tax consequences of the Exchange Offer, the Company believes that a tax opinion is not required under Item 601(b)(8) of Regulation S-K.

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

January 21, 2025

Signatures, page II-10

3.	The registration statement must be signed by the issuer, its principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors. Any person who occupies more than one of the specified positions should indicate each capacity in which he signs the registration statement. Please revise page II-10 to identify who is signing as the principal executive officer, principal financial officer and principal accounting officer for Janus Henderson US (Holdings) Inc. Refer to Instruction 1 to Signatures on Form S-4.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page II-10 of Amendment No. 2 to the Registration Statement to identify who is signing as the principal executive officer, principal financial officer and principal accounting officer for Janus Henderson US (Holdings) Inc.

***

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

January 21, 2025

Please direct any questions or comments regarding the foregoing to me at (212) 735-2439 or Laura.Kaufmann@skadden.com.

Very truly yours,

/s/ Laura Kaufmann Belkhayat
Laura Kaufmann Belkhayat

cc:	Michelle Rosenberg, President